Exhibit 99.B(d)(1)(b)

SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
between
 VICTORY VARIABLE INSURANCE FUNDS
and
VICTORY CAPITAL MANAGEMENT INC.
Dated August 1, 2013

Name of Fund	Fee*	Last Approved	Must Be Approved By
Victory Variable Insurance Diversified Stock Fund	0.30%	December 5, 2017	December 31, 2018

Current as of December 5, 2017

VICTORY VARIABLE INSURANCE FUNDS

By:	/s/ Christopher K. Dyer
Name:	Christopher K. Dyer
Title:	President

VICTORY CAPITAL MANAGEMENT INC.

By:	/s/ Michael Policarpo II
Name:	Michael Policarpo II
Title:	Chief Operating Officer

*  Expressed as a percentage of average daily net assets.  Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily or contractually waive any portion of the advisory fee from time to time.  In addition, the Adviser may from time to time undertake in writing to limit the Funds’ total expenses for a definite period of time.